

Mail Stop 3720

March 21, 2011

VIA US MAIL AND FAX (562) 821-0275
Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
11839 East Smith Avenue,
Santa Fe Springs, CA 90670

> **Re: AuraSound, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-Q/A for the Quarter Ended September 30, 2010**
> **Form 10-Q for the Quarter Ended December 31, 2010**
> **Form 8-K filed February 24, 2011**
> **File No. 0-51543**

Dear Mr. Weisshaupt:

        We have reviewed your response letter dated January 18, 2011 and your filings and have the following comments. As noted in our letter dated December 27, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the Quarter Ended September 30, 2010

1. We note that you attributed the restatement to the "purchase accounting" errors related to the ASI acquisition, "the on-going incorrect recording of accounts payable," and a "valuation error" of inventory on the historical pre-acquisition financial statements of Aurasound. Additionally, you referred to "lesser adjustments to reserves on accounts receivable and inventories." Please revise your disclosure as follows:
    *   disaggregate the reported errors, with a break-down of the errors attributable to the valuation of the ASI acquisition and the errors attributable to Aurasound's pre-acquisition financial statements.
    *   clarify the period covered by the pre-acquisition financial statements and state why it was appropriate to report the corrections in the quarter ended September 30, 2010.
    *   include a footnote to explain the reason for the net change in each affected balance sheet and income statement line item. For instance, your explanation for the restatement does not address why there were changes to the equity accounts, net revenue, cost of sales, research and development and why selling, general and administrative expense decreased.
    *   Disclose the amounts and the periods in which the errors occurred, and the financial statement line items affected during those periods. In this regard, we note that you recorded a prior period adjustment which resulted in a net increase in the Accumulated Deficit but also referred to "ongoing incorrect recording of accounts payable."
    *   Re-calculate the net change in total current liabilities. In this regard, we note that the Total current liabilities as originally reported was misstated by $3 million and thus, the calculated net change was based on an incorrect amount.

Form 10-Q for the Quarter Ended December 31, 2010
Item 1. Financial Statements
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

2. Please revise the financial statements to roll forward the corrections in the 10-Q/A for the quarter ended September 30, 2010 into the balance sheet and the year-to-date consolidated statements of operations for the six months ended December 31, 2010. It appears that certain year-to-date calculations are incorrect.

Item 4. Controls and Procedures, page 19

3. While it appears that you have carried out an evaluation of your disclosure controls and procedures, it does not appear that you have disclosed your conclusion as required under Item 307 of Regulation S-K. Please amend your filing to provide management's conclusion as to the effectiveness of your disclosure controls and procedures. If you

       conclude that they are effective, tell us how you considered the restatement and the significant omissions in your Form 10-Q /A and your Form 8-K Item 4.02

4. We further note that you made no significant change in your internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. In view of the errors in Aurasound's preacquisition financial statements and in the accounting for the ASI acquisition, tell us why no significant changes in your internal controls are required.

Form 8-K
Date of Report: February 18, 2011

5. We note that you concluded that the income statement for the quarter ended September 30, 2010 as previously filed with the Quarterly Report on the Form 10-Q for such quarter can no longer be relied upon due to a determination that certain of the Company's invoices were booked in the wrong period. It does not appear that your disclosure sufficiently describes the nature and the extent of the errors as reported in your Form 10-Q/A. Please amend your Form 8-K Item 4.02 to conform your disclosure to the Form 10-Q/A, as further amended in response to our comments, and additionally, to include a table of net changes between the financial statements as reported and as restated, and the reasons for those changes.

6. Please revise your disclosure to additionally state that the financial statements for the quarter ended December 31, 2010 as previously filed with the Quarterly Report on the Form 10-Q for such quarter can no longer be relied upon after effecting corrections in response to comment 2 contained herein.

       Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director